Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

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One Great Company

SBC

- Broadband
- Large consumer base
- Rich local network
- Directory

BELLSOUTH

- Broadband
- Large consumer base
- Rich local network
- Directory

at&t

Your world. Delivered.

AT&T

- Enterprise leader
- Rich global network

cingular

- Broadband (coming)
- Large customer base
- National network

These are exciting times.  We are creating one great company — the new AT&T — with outstanding local, national and international assets that mean opportunities for us and for our customers.

We have the scope, the scale and the technical resources to offer improved services to consumers and businesses, and succeed in a wide range of markets.

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Here’s a look at our key lines of business today, and the revenue generated by each.

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Integrating One Great Company

2004
2005
2006
2007
2008
2009
Ahead of Schedule
Cingular & AT&T Wireless
Ahead of Schedule
SBC & AT&T Corp.
AT&T & BellSouth
AT&T & Cingular

at&t

Our merger integration initiatives to create this new company are solidly on track.

Cingular’s integration of the AT&T Wireless merger is on or ahead of schedule in every major area, and Cingular’s deployment of wireless broadband capabilities using UMTS/HSDPA will be largely complete in 2006.  Our new Cingular ads tout the fewest dropped calls in the industry. It has taken a lot of hard work to get there.

Looking at the SBC/AT&T merger, the majority of the integration is on track to be completed by the end of this year, ahead of when we expect to close the BellSouth merger.

And then the BellSouth and Cingular merger integration is expected to begin in early 2007, and will be sequenced to build on progress in both previous integrations.

We execute well.  We follow our proven approaches … keeping talented people, integrating systems and best practices, grabbing low-hanging fruit and providing a seamless, hassle-free experience for customers. And, at the end of the day, delivering value to our shareholders.

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Our assets, business momentum and customer relationships position us well to achieve our five operating priorities:

1.     Lead in Wireless

2.     Lead in Business

3.     Lead in Broadband/IP

4.     Reshape Our Cost Structure

5.     Deliver Unmatched Customer Care

Let’s drill down in each of these areas.

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1 Lead in Wireless

Lead in Wireless

2005 Wireless Leadership
In millions of subscribers
54M
51M
45M
22M
Cingular
Verizon
Sprint Nextel
T-Mobile

Lead in Wireless.  Thanks to Cingular, we’re already no. 1 in one of the fastest growing telecom segments … and wireless will increase in importance as voice, broadband and video continue to migrate to wireless handsets … and wireless becomes integrated with the other two screens … the PC and the TV.

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1 Lead in Wireless

Wireless

cingular

PART OF THE AT&T FAMILY

at&t

Seamless Mobility

Spectrum depth in top 100 markets

294 million licensed POPs

54 million subscribers

at&t

Cingular has 54 million subscribers … leads the industry in licensed Points of Presence, with 294 million … and in spectrum depth in the top 100 markets. Spectrum depth is critical as more customers use more bandwidth-intensive applications like data and video.

The integration and growth possibilities from wireless will only increase once we complete the BellSouth merger.  Owning 100 percent of Cingular was one of the most attractive benefits of the deal.

And by combining our wireline leadership with Cingular’s advanced business products and the spectrum it offers to data-intensive business users, we can make seamless mobility a reality for our industry-leading Enterprise customer base, as we sell Cingular services under the AT&T brand.

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Our second priority is building on our #1 spot in business.

Today, we offer business customers the best network … the broadest reach … the best customer care systems … the best cost structure … the best ability to integrate services … and the best people.

Enterprise customers tell us they are looking for two additional things:

• a technology partner that is ready to help them navigate to integrated IP solutions, and

• a business provider with the resources to deliver reliability and deep technical support

We’re certainly well-positioned to be that company.

There also is a great deal more we can do to serve our small- and medium-sized business customers, particularly as we take Enterprise-level services and move them down market.

We also have the opportunity to grow in this space though new products … in areas such as network security and managed services.

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2 Lead in Business

AT&T Labs – Using its strengths

New Lines of Business
Untapped Innovation
Drawing Board Ideas

This plays right into the strength of AT&T Labs, which are an invaluable resource.

We’ve long known that the Labs’ team is the best at what they do – both pre-merger AT&T and pre-merger SBC -- and we have touted their good works to the investment community.  In recent months we’ve gained an even deeper appreciation of what the Labs can mean for our business and the businesses we serve.

The challenge is to take the untapped innovation and ideas from the Labs and turn them into new lines of business.

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3 Lead in Broadband/IP

Lead in Wireless

Lead in Business

Lead in Broadband/IP

Broadband Leadership

In millions of subscribers

AT&T and BellSouth: 10M
10
8
6
4
2
0
2005
AT&T
BellSouth
Verizon
Time Warner
Comcast

Projected 2008 Video Footprint

In millions of households

35
30
25
20
15
10
5
0
2008
Comcast
AT&T
Time Warner
Verizon

Our third priority is to lead in Broadband/IP.

We’ve been no. 1 in DSL for the past 5 years.

With the BellSouth merger, we’ll have 10 million broadband customers and we’ll be no. 1 in broadband overall – and Comcast will be looking up to us.

Since 2003, we have doubled our DSL line base to more than 7 million.  Last year alone, we added 1.8 million DSL lines … best among all U.S. telcos, and more broadband than cable TV companies

Already, more than a fourth of our consumer primary lines have DSL … and that penetration has more than doubled over the past two years.

And when you look at the video footprint we will have in place in 2008 – this assumes AT&T and BellSouth combined – you can see we’ll be No. 2 in this area – second only to Comcast and ahead of Time Warner and Verizon. It’s up to us to sell the service as well as we can deploy it.

Look at all of this and you can begin to appreciate the opportunities we have to increase our leadership position and grow revenues well into the future.

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One of the ways we’re making IP and integration a reality is through services like AT&T U-verse TV and U-verse Enabled AT&T Yahoo! High Speed Internet.

Through Project Lightspeed, we’re bringing fiber closer to customers as a natural extension of our DSL network … building on past investment.

We are using both fiber-to-the-neighborhood and fiber-to-the-premise.

Our approach is the right one … in terms of cost to deploy and speed to market.

It’s logical … financially disciplined … and we are confident it will result in a superior network with future flexibility.

By year-end, we expect to bring U-verse TV to 15 to 20 markets.

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Another video service we are excited about is AT&T Homezone.  We expect to launch the product in select markets this summer, and the beta users who already have it tell us they like the service.

Homezone uses our DSL network and our relationship with DISH Network satellite service to deliver next-generation entertainment, and is a great example of how broadband networks can change how people think about accessing content.

Through a 2Wire set-top box, Homezone lets customers view satellite TV … download movies on demand … view personal photos and listen to music from their AT&T Yahoo! portal … and view caller ID and call-log information on their TV – all with one remote control.

Again, these are just tip-of-the-iceberg innovations that we will be able to offer as we leverage our strengths to give customers what they want – and what they may not even now think possible.

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3 Lead in Broadband/IP

High Speed Internet
TV
Wireless

at&t

All employees should also understand our  three-screens strategy. IP will be delivered to the TV, the PC, and the wireless phone.  It’s about integrating services and content and tying them together to enable virtually seamless connectivity anywhere, anytime, on almost any device.

And with an all-IP platform, services can be more quickly brought to market … and more readily enhanced with new features, functionality and applications.

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Our fourth priority is achieving greater efficiency and productivity to lower our costs.

We’re off to a good start on achieving synergies from the AT&T merger.

Next, we have great opportunities with the BellSouth and Cingular mergers.

If we execute well, we can take a giant step toward having a competitive cost advantage in all our markets.

But there are ample opportunities beyond merger synergies, of course, as we deploy additional technology and continually improve our processes.

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And our final operating priority is perhaps the most important one:  Deliver unmatched customer care.

Today, with consumers having more communications and entertainment options than ever before, there is an even greater premium on customer service.  The competition is intense, the stakes are high, and the consumer is in the driver’s seat.  At the end of the day, all competitors will have roughly equivalent technology and capabilities.  The difference will be customer service.

That’s why a good portion of our 2006 management Team Awards are tied to service results.

To better understand how we’re doing in delivering customer care, we have developed a new Market Satisfaction Index that gauges not only how well we are serving residential and small business customers but the depth of their loyalty to our products and services.

And for the first time, we’ll be surveying those who don’t use our products and services.  That will give us new insight into how we stack up against our competitors in the public’s eye.

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Now, let’s take a look at maximizing customer touch points.

These numbers speak for themselves.  As you can see here, more than 120 million customers count on us every day – locally, nationally and globally.

That’s 54 million Cingular wireless customers …

49 million consumer and business access lines

7 million residential broadband customers

8 million Yellow Pages users every day and another 2.7 million who go online to use yellowpages.com, our joint venture with BellSouth

And 1.7 million Directory assistance calls

Not to mention our 12,000 Wi-Fi hotspots … and the 18 million homes we plan to pass with U-verse TV by the end of 2008 as part of our initial build.

There is untapped revenue potential in every one of those customer touch points.  We need to leverage these relationships to grow revenues.

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Here are some basic block and tackling things we all need to remember:

•     It’s all about revenue growth – every business unit must be executing a growth plan

•      Treat all customers like they are our only customer

•     E-mail is no substitute for good management and good communication

•     Fewer referendums and more execution

•     Always ask: “What’s in the best long-term interest of the business?”

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Turning to financials … this is what we told Wall Street to expect from us over the coming years and it assumes we complete our merger with BellSouth around the end of the year.

•     Solid adjusted earnings per share growth in each of the next three years.

•      Stabilized revenues that return to growth next year.

•      The high-growth wireless business contributing more to our revenue stream.

•     And steady margin improvement across the board, wireline and wireless.

We have a lot of work ahead of us, but also lots of  possibilities.  We'll look back at 2006 as an historic – and incredibly exciting – year for our company.

Now, let’s take a more in-depth look at our financial performance.

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Major Transformation after the BellSouth merger

2007 Pro Forma Revenues Combined AT&T+BellSouth

Directory
5%
Wireless
34%
Consumer
23%
Business
26%
Wholesale
12%

at&t

When you look at our financial and revenue profile after the BellSouth merger … you see two major changes.

First, we’ve greatly strengthened our capabilities in wireless and business.  They represent our two largest revenue sources, and we have industry-leading capabilities in both areas.

Second, we have dramatically shifted our overall revenue mix.

In 2007, three-fourths of our revenues will come from wireless, business and wholesale.

At this point, the questions are …

Given this set of assets, how will we perform?

And what kind of results can we drive for our shareowners going forward?

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The answer is, we have a very positive outlook.  We told Wall Street in January that we expect to deliver double-digit adjusted earnings per share growth in each of the next three years.

Over the past few years we have not, and our peers have not, provided even single-year guidance on earnings.

We provided this guidance now based on our view of the opportunities we have in front of us and to demonstrate our commitment to shareowners to earn solid returns on the investments we have made.

We see three major drivers to EPS growth over the next three years.

• The first is continued progress in wireless.  Cingular has done a great job … but there’s still significant opportunity to grow profits and cash flow.

• The second driver is wireline.  We have initiatives in every customer segment to protect and grow wireline revenues.

• And third, we have substantial opportunities to reduce our cost structure … through merger integration plans … and through ongoing process improvement projects.

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Synergy Opportunities

Expected Operating Expense Synergies

(dollars in billions)
$6.2 – $7.2
$4.4 – $5.4
$1.4 – $2.0
2006
2007
2008

Synergies from AT&T/BellSouth merger

Synergies from SBC/AT&T merger

Synergies from Cingular/AT&T Wireless merger

at&t

Here’s a look at synergies from mergers.

Reduced operating costs will help offset increased expenses that come with volume growth and from investments such as Project Lightspeed.

And they will be a big driver of our expected double-digit growth in adjusted earnings per share over the next three years.

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Reduced costs .. combined with revenue growth … will also drive cash flow.

One of the things Wall Street looks at is free cash flow after dividends.  That’s simply our cash from operations minus capital expenditures and the dividends we pay.

In 2006 … even with up-front integration expenses for the AT&T merger … we expect to generate $2 billion of free cash flow after dividends.

In 2007, we expect that to grow to over $4 billion.

And starting in 2008, we expect to increase free cash flow after dividends to more than $6 billion annually.

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Producing a lot of cash allows us to return value  to shareowners. This is a summary of how we expect to use our cash over the next two years.

The AT&T Board of Directors recently approved a new 400 million share repurchase authorization.  And we are committed to repurchasing $10 billion worth of stock by the end of 2007. This effectively funds the premium of the BellSouth transaction in cash.

Plus … we expect to pay more than $13 billion in dividends over the next two years.

And we will do this while continuing to invest in the future of the business … with capital expenditures in the mid-teens as a percentage of our combined revenues.

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Let’s take a look now at Project Lightspeed and the AT&T U-verse suite of services, which are critical to our ability to compete with the cable companies.

We’ll deliver IPTV, High Speed Internet Access and consumer VoIP service over the Project Lightspeed network.

Project Lightspeed is exactly the right strategy at exactly the right time.

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Here’s our build-out timetable…

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Controlled Market Entry

Start date:
December '05

Location:
San Antonio

Starting with:
limited neighborhoods, ramping to more as we scale

- More than 200 channels
- Hundreds of hours of VoD content
- DVR capabilities
- Fast channel change
- Interactive program guide
- High-speed Internet access up to 6 Mbps

We launched on a controlled basis in San Antonio in December 2005…

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And here’s the timetable for our controlled market entry.

Our service will not only be competitive with cable, it will be superior.

Stay tuned for lots more on this in the months ahead.

This is our future and it’s tremendously exciting.

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Cingular Wireless:
Strong Record of Achievement

Monthly Churn

2.4%
2.2%
2.2%
2.3%
2.1%
4Q04
1Q05
2Q05
3Q05
4Q05

Net Adds

1,699
1,367
952
867
1,820
4Q04
1Q05
2Q05
3Q05
4Q05

18.5 Million 2005 Gross Adds

cingular raising the bar

at&t

Now let’s take an in-depth look at what Cingular Wireless has accomplished in the two years since we acquired AT&T Wireless.

Cingular has worked to produce the best operational and financial metrics in the industry.

We’re unlocking the value of our assets, and we see it in these metrics:

•  We ended 2005 with monthly churn of 2.1 percent, the lowest in Cingular’s history.

•  We continue to lead in gross adds.  Cingular is a selling machine and nobody comes close to our performance in this area.

•  We’ve recorded nearly 7 million net adds since the AT&T Wireless acquisition -- better than Wall Street forecasts (through 2005).

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Leader in Cellular/ PCS Spectrum

Cingular Licensed Coverage Area (294 Million POPs)

- PCS Spectrum – 291M POPs
- Cellular Spectrum – 220M POPs

Cellular/PCS Spectrum Depth (MHz)

Top 100 Markets
59
41
36
26
Cingular
Verizon
Sprint Nextel
T-Mobile
Source: Raymond James Equity Research

cingular raising the bar

at&t

This is made possible by the investments we’ve made in our network.

Cingular has more licensed, ready-to-use spectrum than anyone. We have 220 million covered POPs and our cellular spectrum propagates farther, penetrates deeper and is cheaper to operate than PCS spectrum.

The AT&T Wireless merger is allowing Cingular to reduce fixed costs while improving coverage and signal strength. Our sites are now interconnected, working together and giving customers a much-improved network experience.

In markets with integrated networks we’re seeing impressive results such as:

•  Blocked calls are down 45%.

•  Dropped Calls are down 35%.

•  And voice bit errors – an indicator of voice quality – improved 30%.

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Building the Best Network

TDMA
Rationalization
GSM
Integration
Gold Network
New
Site Build
3G
Deployment

- More coverage
- Better performance
- Enhanced capabilities
- Lower costs

cingular
raising the bar
at&t

Network quality is the single biggest reason customers give for choosing or staying with a wireless carrier.  This is why building the best network is the first of Cingular’s Four Strategic Imperatives.

The other three are:

Provide great customer service, which we’re doing by giving customers and employees better online capabilities, more educational tools and easier ways to access information.

Create unmatched distribution, which we’re doing with new relationships with companies such as RadioShack.

Fourth and last, bring compelling products and services to market, such as Mobile email, Push to Talk and, of course, Rollover minutes.

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We also continue to work toward seamless mobility – the convergence of our wireless and fixed line networks of our parent companies on a single device.

This technology has significant promise and we are optimistic about the joint products we will deliver.  We’re continuing to test the technology with enterprise and consumer customers.

Consumer convergence has already begun.  One example is the AT&T Yahoo! Go Mobile phone.  This service brings the experience customers now have on their PC with AT&T Yahoo! High Speed Internet to their cell phones.

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Turning to our leadership in business, let’s look at AT&T Corp., which is what we call the organization headquartered in Bedminster, New Jersey.

AT&T Corp. is made up of the pre-merger AT&T consumer and small business organizations as well as the pre-merger SBC and AT&T Enterprise units. Our goals are pretty straightforward. We need to:

•      Execute a flawless integration and capture all synergies

•      Optimize our return on the legacy AT&T Mass Market businesses, and

•      Excel in Enterprise to extend our global leadership

Success is crucial because this unit generates $26 billion in annual revenue.

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•      We’ve made strong progress on merger integration and reorganized the business to capture merger benefits by:

•      Consolidating functions where appropriate.

•      Integrating our consumer VoIP business.

•      Moving our Enterprise business to legacy AT&T platforms and product sets.

•      Identifying and adopting best practices in order to drive process excellence.

And, we’ve done this with minimal customer disruption.

•      We still have work to do, to capture all merger synergies:

•      More consolidation within and across the organization.

•      Outlining customer migration plans for more complex services.

•      Completing our plans to realize increased revenue synergies.

Bottom line: We’ve had an outstanding start, thanks to the talent and skill of the people working on all these initiatives.

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•      Enterprise is a $90 billion market, with growth projections from analysts that range from 9% to 15%. It’s where we can offset the decline in legacy services, and capitalize on our capabilities as a global networking services provider and IP leader.

•      Enterprise customers want:

•      A full range of services.

•      Global service and support.

•      High levels of visibility, control, automation, reliability.

•      Mobility services integrated as part of an overall solution.

•      Flexibility in service offers, management services, bandwidth options.

•      Innovative value added capabilities.

•      And a trusted partner and an extension of their IT department to help them transform their own businesses with network-based solutions

•      Bottom line…they are a demanding bunch and what we do is critical to their success. We’re not just a set of pipes; networking is the “lifeblood” of today’s enterprises.

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•      AT&T is well-positioned to meet these needs because we have:

•      Superior infrastructure that can provide the full array of services, from local to global.

•      An industry-leading product portfolio, with unrivaled breadth and depth.

•      Unsurpassed global care and support.

•      High-quality, highly-automated service delivery platforms.

•      At AT&T Labs, a superior capability to innovate and bring “business-relevant” solutions to our customers.

•      We are especially strong when it comes to our network, which consists of:

•      410,000 fiber route miles.

•      30 Internet Data Centers on 4 continents.

•      Dedicated MPLS access from over 1,550 nodes serving 127 countries.

•      Wired Ethernet from over 1,600 access points in 17 countries.

•      The network handles 5.1 petabytes of traffic on an average business day.

•      Customers receive service through a global 24X7 customer care operation that is first rate.

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The new AT&T has a Business Development group that is charged with taking new and emerging technologies and building new lines of business outside of the core business…with a heavy emphasis on speed.  Later, once it’s clear that we have a winner, integration back into the core business will take place.

The thought behind the creation of this Business Development function is that the core business has its hands full with DSL, IPTV and other big initiatives.

As a result, newer and emerging technologies and applications may naturally fall to the bottom of the priority list…or even off the priority list…and therefore, we may miss some good opportunities.

So this group’s role is very clear – to find the most promising new technologies and bring them to market quickly.

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The group spent its early days creating a list of projects to pursue.  After quickly searching the labs and other organizations for existing technology and identifying hot market trends, it did not take long to develop a short list of opportunities to pursue.

We are taking the best ideas we can find and moving quickly towards implementation.  Let’s look at a few of these opportunities.

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They include filling in our broadband footprint in some areas via an agreement with a small, nimble wireless broadband provider…reaching rural customers with satellite broadband…finding the easiest ways to bring broadband and other bundled services to strategic out-of-region markets…helping customers share videos over the Internet…delivering big-company telecom capabilities to small businesses…and these are just for starters.

We’re also looking at dozens more ideas, some of which are listed on this slide….and we’ll continue to evaluate countless new opportunities over the coming months.

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2006 External Affairs Priorities

BellSouth Merger
Video Freedom
Pricing Freedom
USF/ICF Reform

Now, let’s take a look External Affairs priorities for 2006.  Our EA team has four clear priorities for the year: Get the Bellsouth merger approved … get video and pricing freedom … and reform the Universal Service Fund and Intercarrier Compensation Forum.

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The AT&T/BellSouth Merger

Pro Forma Ownership

38%
62%
AT&T shareholders
BellSouth shareholders

at&t

Let’s talk about the BellSouth merger.

We considered the possible acquisition/merger of BellSouth from time to time for many years.

We waited until the time was right.

On Feb. 10, the two chairmen met and discussed the possible exchange rate.

On Feb. 16, the two companies signed a nondisclosure agreement and began its due diligence and merger agreement negotiations.

On March 4, a contract was signed.

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The  necessary approvals and notices needed for merger closure are all listed here.

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Big Numbers in Directory

"Directional" Advertising

45
40
35
30
25
20
15
10
5
0
$29.7 billion
$41.4 billion
2005
2010

*Source: Kelsey Group

Now let’s take a look at some of our other operations, starting with Directory.

AT&T Yellow Pages is the largest directory publisher in the world in terms of revenue, with more than 700 directories and more than 110 million copies distributed. Once we merge with BellSouth, our combined Yellow Pages business will publish 1,200 directories in 22 states, and Yellow Pages alone will have $3.5 billion in net income.

Yellow Pages directories and YELLOWPAGES.COM represent the highest percentage of local searches in the market. About 90 percent of print users make a purchase, and 70 percent of Internet Yellow Pages users contact a merchant.

To continue industry leadership, our print business must stay strong because consumers prefer print. We need every AT&T employee to help promote our books. When you do business with one of our advertisers, tell the owner you found them in the AT&T Yellow Pages.

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Leadership in Directory

YELLOWPAGES.COM
Searches
244M
750M
1.5B
2004
2005
2006E

at&t

We also need to continue growing our online presence via YELLOWPAGES.COM, our joint venture with BellSouth.

Since we launched last fall, we’ve become the No. 1 Internet Yellow Pages network with more traffic than any other similar competitor.

We’ve made the right traffic and partnership deals with players like AOL, Switchboard and Yahoo! We offer a full portfolio of solutions from Web sites for small businesses to guarantees for the number of searches advertisers can expect.

We are making YELLOWPAGES.COM a bookmark on Cingular Wireless phones to expand wireless usage.

And we also rolled out a national ad campaign this year with the humorous “Need Something?” tagline.

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Telmex: Investment in Latin America

TELMEX

Incumbent
Acquisitions
No Operations
Colombia
Brazil
Mexico
Peru
Chile
Argentina

Now let’s look at AT&T’s international investments.

Over the past few years, we’ve monetized many overseas investments to fund growth initiatives … but we still have strategic relationships with two strong companies in the Latin and South America region.

Telmex is the leading fixed network provider in Mexico with almost 20 million access lines. It also has operations in seven Latin American countries, largely as a result of efforts to expand its footprint over the past 18 months.

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América Móvil: Investment in Latin America

américa móvil

Incumbent
Acquisitions
No Operations
Pending
Venezuela
Colombia
Ecuador
Brazil
Peru
Mexico
Puerto Rico
Chile
Paraguay
Uruguay
Guatemala
Honduras
El Salvador
Nicaragua
Dominican Republic
Argentina

América Móvil, originally the wireless unit of Telmex, was spun off in 2000. It’s now the largest wireless operator in the region – and the fifth largest in the world – with almost 95 million subscribers.

Telmex and América Móvil are acquiring Verizon’s interests in phone companies in Venezuela, Dominican Republic, and Puerto Rico. The deal will give the company the dominant presence in the Caribbean's two largest markets and a presence in Venezuela, one of the few remaining South American countries where we’re not yet represented.

In 1990, we invested $963 million in these companies, and as of March 31 that investment is worth roughly $7 billion. Last year alone, these investments delivered $377 million in operating income, and we realized cash dividends of almost $158 million.

The value created from our holdings since our initial investment has increased a staggering 931 percent.

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In the world of business-to-business e-commerce, Sterling Commerce is a recognized leader.

Sterling’s software helps businesses connect employees within the enterprise and then connects the enterprise with suppliers, distributors, strategic partners and customers.

Sterling applications help manage supply chains, generate purchase orders and invoices, transmit financial data and more – all in a simple, secure and cost-efficient way. In fact, virtually every transaction that is moved electronically through banks in the U.S. and Europe relies on Sterling Commerce solutions, and Sterling is a trusted supplier to 73 percent of the Fortune 100 and 70 percent of the Fortune 500, serving nearly 30,000 customers in the U.S. and abroad and in virtually every industry.

Industry analyst firm Gartner ranks Sterling as leader in B2B software, integration as a service, and application integration. No other vendor in this space, including SAP, Oracle and Microsoft, is listed in Gartner’s so-called Magic Quadrant in all three areas.

Sterling serves some of the same customers we also serve in the global and enterprise space. Since the merger closed, we’ve been working on cross-selling services from both Sterling and AT&T Enterprise, by putting together hosting and software solutions packages with services from both groups.

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The New AT&T Workforce

193,420
175,980
168,950
162,700
189,950
72,580
63,020
57,050
48,300
2001
2002
2003
2004
2005
Legacy SBC
Legacy AT&T
AT&T

at&t

Prior to our merger, AT&T and SBC had been taking aggressive steps to reduce headcount.

Both companies had an ongoing process to match workforce to load and capitalize on efficiencies.

We closed on the merger in November and at the end of the year had a combined workforce of about 189,000.

Of course, change is the constant in our business.  And if all goes well, a year from now the even “newer” AT&T will have more than 300,000 employees.

In HR, we’re always looking at these changing workforce dynamics as we assess training and benefit needs.  They’re important too as we integrate HR policies and practices.

We continue to have a goal of providing competitive compensation and benefits packages that will help us attract and retain the best people in our industry.

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Controlling health care costs remains a strategic imperative.

The new consumer-driven health care plan introduced for pre-merger SBC employees should help us manage costs even further.  At the same time, it continues good medical coverage for employees, promoting both preventive care and Health Savings Accounts.

Additionally, a dependent audit conducted among SBC employees prior to the merger took 15,000 ineligible dependents for a savings of some $20 million dollars a year.

So, with the help of our employees, we’ve done a lot to hold down costs … while continuing to provide competitive benefits. And we pledge to continue doing both.

We’re beginning to see a plateau as some of our cost-containment efforts take hold.  But with costs running in this $4 billion range, this is too large an issue for us to let down our guard.

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While we made some immediate changes upon completion of our merger, many HR policies and processes remain unchanged.

Initially, we:

•     Moved AT&T managers to Career Path, our online career management process

•      We created and deployed training programs, especially for merged teams like sales

•     And we reorganized our HR structure to follow the new client structure.

Meanwhile, there’s been an ongoing process to evaluate and review all polices and practices with a goal of consolidating many of them by the first of next year.

Among the consolidation goals are:

•      Standardization across most management benefits and compensation plans and the surplus process.

•     Moving everyone to the legacy SBC payroll system

•      And standardizing policies such as vacation, tuition and service recognition

We’ll also determine how we can streamline our providers and … where feasible … realign third-party contracts.

This is an area where many employees would like more clarity and we’re working to get answers as quickly as we can.

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To summarize, welcome to the new AT&T:

•     We are part of a company with a tremendous amount of opportunity ahead of us.

•     We have all the pieces necessary to be successful.  And now is the time for us as the leadership team to commit to delivering value for our shareowners.

•     We have the industry’s premier assets.

•     We have a world-class brand, and a strong balance sheet.

•      We have solid operational plans.

•     We have what it takes to execute and deliver a return to revenue growth … adjusted double-digit EPS growth … and strong cash flow.

•      And as we do that, the new AT&T will not only be a great company … we will also be a great stock, and a very good investment for our shareowners.

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Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Leadership. Delivered.

AT&T Leadership Conference

San Antonio, Texas

April 11, 2006

[LOGO]

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

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Rule 165 legend

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.

One Great Company

[LOGO]	[LOGO] Your world. Delivered.	[LOGO]

• Broadband		• Broadband
• Large consumer base		• Large consumer base
• Rich local network		• Rich local network
• Directory		• Directory

[LOGO]		[LOGO]

• Enterprise leader		• Broadband (coming)
• Rich global network		• Large customer base
• National network

These are exciting times.  We are creating one great company — the new AT&T — with outstanding local, national and international assets that mean opportunities for us and for our customers.

We have the scope, the scale and the technical resources to offer improved services to consumers and businesses, and succeed in a wide range of markets.

The New AT&T

2005
Wireless*	$34B
Regional/Local Wireline	$22B
AT&T Business Services	$20B
Wholesale	$13B
AT&T Consumer (Legacy)	$6B
Directory & Sterling	$4B

* 100% of Cingular

Here’s a look at our key lines of business today, and the revenue generated by each.

Integrating One Great Company

[CHART]

Our merger integration initiatives to create this new company are solidly on track.

Cingular’s integration of the AT&T Wireless merger is on or ahead of schedule in every major area, and Cingular’s deployment of wireless broadband capabilities using UMTS/HSDPA will be largely complete in 2006.  Our new Cingular ads tout the fewest dropped calls in the industry. It has taken a lot of hard work to get there.

Looking at the SBC/AT&T merger, the majority of the integration is on track to be completed by the end of this year, ahead of when we expect to close the BellSouth merger.

And then the BellSouth and Cingular merger integration is expected to begin in early 2007, and will be sequenced to build on progress in both previous integrations.

We execute well.  We follow our proven approaches … keeping talented people, integrating systems and best practices, grabbing low-hanging fruit and providing a seamless, hassle-free experience for customers. And, at the end of the day, delivering value to our shareholders.

Five Operating Priorities

1              Lead in Wireless

2              Lead in Business

3              Lead in Broadband/IP

4              Reshape Our Cost Structure

5              Deliver Unmatched Customer Care

Our assets, business momentum and customer relationships position us well to achieve our five operating priorities:

1.     Lead in Wireless

2.     Lead in Business

3.     Lead in Broadband/IP

4.     Reshape Our Cost Structure

5.     Deliver Unmatched Customer Care

Let’s drill down in each of these areas.

1 Lead in Wireless

2005 Wireless Leadership In millions of subscribers

Lead in Wireless	[CHART]

Lead in Wireless.  Thanks to Cingular, we’re already no. 1 in one of the fastest growing telecom segments … and wireless will increase in importance as voice, broadband and video continue to migrate to wireless handsets … and wireless becomes integrated with the other two screens … the PC and the TV.

Wireless

[LOGO]

Seamless Mobility

Spectrum depth in top 100 markets

294 million licensed POPs

54 million subscribers

Cingular has 54 million subscribers … leads the industry in licensed Points of Presence, with 294 million … and in spectrum depth in the top 100 markets. Spectrum depth is critical as more customers use more bandwidth-intensive applications like data and video.

The integration and growth possibilities from wireless will only increase once we complete the BellSouth merger.  Owning 100 percent of Cingular was one of the most attractive benefits of the deal.

And by combining our wireline leadership with Cingular’s advanced business products and the spectrum it offers to data-intensive business users, we can make seamless mobility a reality for our industry-leading Enterprise customer base, as we sell Cingular services under the AT&T brand.

2 Lead in Business

#1 in Enterprise

•                  Advanced IP network

•                  Global reach

•                  Best-in-class customer care

•                  Best cost structure

•                  Ability to deliver integrated services

Small/Medium

•                  Large base: >3 million small/medium customers

•                  In 4Q05, legacy SBC wireline small/medium revenues grew 7.2%

New Products

•                  Managed services

•                  Security

•                  AT&T Labs – strong resource for innovation

Our second priority is building on our #1 spot in business.

Today, we offer business customers the best network … the broadest reach … the best customer care systems … the best cost structure … the best ability to integrate services … and the best people.

Enterprise customers tell us they are looking for two additional things:

•      a technology partner that is ready to help them navigate to integrated IP solutions, and

•      a business provider with the resources to deliver reliability and deep technical support

We’re certainly well-positioned to be that company.

There also is a great deal more we can do to serve our small- and medium-sized business customers, particularly as we take Enterprise-level services and move them down market.

We also have the opportunity to grow in this space though new products … in areas such as network security and managed services.

AT&T Labs – Using its strengths

[GRAPHIC]

New Lines of Business

Untapped Innovation	[GRAPHIC]	Drawing Board Ideas

This plays right into the strength of AT&T Labs, which are an invaluable resource.

We’ve long known that the Labs’ team is the best at what they do – both pre-merger AT&T and pre-merger SBC -- and we have touted their good works to the investment community.  In recent months we’ve gained an even deeper appreciation of what the Labs can mean for our business and the businesses we serve.

The challenge is to take the untapped innovation and ideas from the Labs and turn them into new lines of business.

3 Lead in Broadband/IP

Lead in Wireless

Lead in Business

Lead in Broadband/IP

Broadband Leadership

[CHART]

Projected 2008 Video Footprint

[CHART]

Our third priority is to lead in Broadband/IP.

We’ve been no. 1 in DSL for the past 5 years.

With the BellSouth merger, we’ll have 10 million broadband customers and we’ll be no. 1 in broadband overall – and Comcast will be looking up to us.

Since 2003, we have doubled our DSL line base to more than 7 million.  Last year alone, we added 1.8 million DSL lines … best among all U.S. telcos, and more broadband than cable TV companies

Already, more than a fourth of our consumer primary lines have DSL … and that penetration has more than doubled over the past two years.

And when you look at the video footprint we will have in place in 2008 – this assumes AT&T and BellSouth combined – you can see we’ll be No. 2 in this area – second only to Comcast and ahead of Time Warner and Verizon. It’s up to us to sell the service as well as we can deploy it.

Look at all of this and you can begin to appreciate the opportunities we have to increase our leadership position and grow revenues well into the future.

[LOGO]

•                  Integrated IP video, high speed Internet and voice network

•                  Superior network for both business and consumer services

•                  Natural extension of current fiber deployment

•                  Logical and disciplined approach

•                  Scaled-up launch in San Antonio expected in June

One of the ways we’re making IP and integration a reality is through services like AT&T U-verse TV and U-verse Enabled AT&T Yahoo! High Speed Internet.

Through Project Lightspeed, we’re bringing fiber closer to customers as a natural extension of our DSL network … building on past investment.

We are using both fiber-to-the-neighborhood and fiber-to-the-premise.

Our approach is the right one … in terms of cost to deploy and speed to market.

It’s logical … financially disciplined … and we are confident it will result in a superior network with future flexibility.

By year-end, we expect to bring U-verse TV to 15 to 20 markets.

[LOGO]

[GRAPHIC]

•                  Satellite TV programming

•                  High definition and/or standard definition

•                  Digital videorecording

•                  Caller ID on the TV

•                  Movies on demand

•                  Photo sharing

•                  Music

Another video service we are excited about is AT&T Homezone.  We expect to launch the product in select markets this summer, and the beta users who already have it tell us they like the service.

Homezone uses our DSL network and our relationship with DISH Network satellite service to deliver next-generation entertainment, and is a great example of how broadband networks can change how people think about accessing content.

Through a 2Wire set-top box, Homezone lets customers view satellite TV … download movies on demand … view personal photos and listen to music from their AT&T Yahoo! portal … and view caller ID and call-log information on their TV – all with one remote control.

Again, these are just tip-of-the-iceberg innovations that we will be able to offer as we leverage our strengths to give customers what they want – and what they may not even now think possible.

Offer integrated services, and leverage applications and content across three screens

[GRAPHIC]	High Speed Internet

[GRAPHIC]	TV

[GRAPHIC]	Wireless

All employees should also understand our  three-screens strategy. IP will be delivered to the TV, the PC, and the wireless phone.  It’s about integrating services and content and tying them together to enable virtually seamless connectivity anywhere, anytime, on almost any device.

And with an all-IP platform, services can be more quickly brought to market … and more readily enhanced with new features, functionality and applications.

4 Reshape Our Cost Structure

Lead in Wireless

Lead in Business

Lead in Broadband/IP

Reshape Our Cost Structure

Expected Cost Savings (YE 2008)

SBC/AT&T	$2.3 Billion

AT&T/BLS/CNG	$2.0 Billion

Other Initiatives	$1.2 Billion

Total	$5.5 Billion

Our fourth priority is achieving greater efficiency and productivity to lower our costs.

We’re off to a good start on achieving synergies from the AT&T merger.

Next, we have great opportunities with the BellSouth and Cingular mergers.

If we execute well, we can take a giant step toward having a competitive cost advantage in all our markets.

But there are ample opportunities beyond merger synergies, of course, as we deploy additional technology and continually improve our processes.

5 Deliver Unmatched Customer Care

Customer Satisfaction Is Everyone’s Business

Always remember that delivering unmatched customer care is the key to delivering for our customers and shareholders.

And our final operating priority is perhaps the most important one:  Deliver unmatched customer care.

Today, with consumers having more communications and entertainment options than ever before, there is an even greater premium on customer service.  The competition is intense, the stakes are high, and the consumer is in the driver’s seat.  At the end of the day, all competitors will have roughly equivalent technology and capabilities.  The difference will be customer service.

That’s why a good portion of our 2006 management Team Awards are tied to service results.

To better understand how we’re doing in delivering customer care, we have developed a new Market Satisfaction Index that gauges not only how well we are serving residential and small business customers but the depth of their loyalty to our products and services.

And for the first time, we’ll be surveying those who don’t use our products and services.  That will give us new insight into how we stack up against our competitors in the public’s eye.

Maximizing Customer Touch Points

[GRAPHIC]

120M+	customers count on us daily

54M	wireless users

49M	consumer and business access lines

7M	broadband users

1000	of the Fortune 1000

8M	daily YP directory searches

2.7M	daily Yellowpages.com searches

1.7M	daily 4-1-1 calls

Now, let’s take a look at maximizing customer touch points.

These numbers speak for themselves.  As you can see here, more than 120 million customers count on us every day – locally, nationally and globally.

That’s 54 million Cingular wireless customers …

49 million consumer and business access lines

7 million residential broadband customers

8 million Yellow Pages users every day and another 2.7 million who go online to use yellowpages.com, our joint venture with BellSouth

And 1.7 million Directory assistance calls

Not to mention our 12,000 Wi-Fi hotspots … and the 18 million homes we plan to pass with U-verse TV by the end of 2008 as part of our initial build.

There is untapped revenue potential in every one of those customer touch points.  We need to leverage these relationships to grow revenues.

AT&T Guidelines for Success

•                  It’s all about revenue growth – every business unit must be executing a growth plan

•                  Treat all customers like they are our only customer

•                  E-mail is no substitute for good management and good communication

•                  Fewer referendums and more execution

•                  Always ask: “What’s in the best long-term interest of the business?”

Here are some basic block and tackling things we all need to remember:

•      It’s all about revenue growth – every business unit must be executing a growth plan

•      Treat all customers like they are our only customer

•      E-mail is no substitute for good management and good communication

•      Fewer referendums and more execution

•      Always ask: “What’s in the best long-term interest of the business?”

What We Have Promised

1      Double-digit adjusted EPS growth each of next three years

2      Revenues, including Cingular, will stabilize and return to growth in 2007

3      Wireless will represent about one-third of total revenues

4      Adjusted consolidated operating income margin will grow to 16% – 17%  in 2008 from 15% – 16% in 2006

Numbers 1 and 4 do not take into account the BellSouth merger;

Numbers 2 and 3 do take into account the BellSouth merger.

Turning to financials … this is what we told Wall Street to expect from us over the coming years and it assumes we complete our merger with BellSouth around the end of the year.

•      Solid adjusted earnings per share growth in each of the next three years.

•      Stabilized revenues that return to growth next year.

•      The high-growth wireless business contributing more to our revenue stream.

•      And steady margin improvement across the board, wireline and wireless.

We have a lot of work ahead of us, but also lots of  possibilities.  We'll look back at 2006 as an historic – and incredibly exciting – year for our company.

Now, let’s take a more in-depth look at our financial performance.

Major Transformation after the BellSouth merger

2007 Pro Forma Revenues Combined AT&T+BellSouth

[CHART]

Nearly three-fourths of total revenues expected to come from wireless, business and wholesale

When you look at our financial and revenue profile after the BellSouth merger … you see two major changes.

First, we’ve greatly strengthened our capabilities in wireless and business.  They represent our two largest revenue sources, and we have industry-leading capabilities in both areas.

Second, we have dramatically shifted our overall revenue mix.

In 2007, three-fourths of our revenues will come from wireless, business and wholesale.

At this point, the questions are …

Given this set of assets, how will we perform?

And what kind of results can we drive for our shareowners going forward?

Positive Outlook

We expect to deliver doubled-digit adjusted EPS growth in each of the next three years	Major Drivers:

Wireless growth

Wireline initiatives

Cost-reduction opportunities

The answer is, we have a very positive outlook.  We told Wall Street in January that we expect to deliver double-digit adjusted earnings per share growth in each of the next three years.

Over the past few years we have not, and our peers have not, provided even single-year guidance on earnings.

We provided this guidance now based on our view of the opportunities we have in front of us and to demonstrate our commitment to shareowners to earn solid returns on the investments we have made.

We see three major drivers to EPS growth over the next three years.

•      The first is continued progress in wireless.  Cingular has done a great job … but there’s still significant opportunity to grow profits and cash flow.

•      The second driver is wireline.  We have initiatives in every customer segment to protect and grow wireline revenues.

•      And third, we have substantial opportunities to reduce our cost structure … through merger integration plans … and through ongoing process improvement projects.

Synergy Opportunities

Expected Operating Expense Synergies

[CHART]

Synergies from AT&T/BellSouth merger

Synergies from SBC/AT&T merger

Synergies from Cingular/AT&T Wireless merger

Here’s a look at synergies from mergers.

Reduced operating costs will help offset increased expenses that come with volume growth and from investments such as Project Lightspeed.

And they will be a big driver of our expected double-digit growth in adjusted earnings per share over the next three years.

Free Cash Flow Growth

Expected AT&T Free Cash Flow After Dividends

[CHART]

Major drivers:

•      Cost-reduction, merger synergies

•      Coupled with a return to revenue growth in 2007

In 2006, prior to close of BellSouth merger, free cash flow after dividends is cash from operations plus proportionate share of Cingular free cash flow, less capital expenditures and dividends. In 2007 and 2008, after close of the BellSouth merger, free cash flow after dividends is cash from operations less capital expenditures and dividends.

Reduced costs .. combined with revenue growth … will also drive cash flow.

One of the things Wall Street looks at is free cash flow after dividends.  That’s simply our cash from operations minus capital expenditures and the dividends we pay.

In 2006 … even with up-front integration expenses for the AT&T merger … we expect to generate $2 billion of free cash flow after dividends.

In 2007, we expect that to grow to over $4 billion.

And starting in 2008, we expect to increase free cash flow after dividends to more than $6 billion annually.

Value. Delivered.
What Free Cash Flow Can Buy Us

Over the next two years, we expect to …

Repurchase at least $10 billion of AT&T shares

Pay more than $13 billion in dividends to shareowners

Continue investing in the future of our business with total capital expenditures in the mid-teens as a percentage of combined company revenues

Producing a lot of cash allows us to return value  to shareowners. This is a summary of how we expect to use our cash over the next two years.

The AT&T Board of Directors recently approved a new 400 million share repurchase authorization.  And we are committed to repurchasing $10 billion worth of stock by the end of 2007. This effectively funds the premium of the BellSouth transaction in cash.

Plus … we expect to pay more than $13 billion in dividends over the next two years.

And we will do this while continuing to invest in the future of the business … with capital expenditures in the mid-teens as a percentage of our combined revenues.

Delivering on Lightspeed

[GRAPHIC]

IPTV, HSIA and cVoIP Services

Integrated IP video, high speed Internet and voice network

Natural extension of current fiber deployment

Right strategy

Logical and disciplined approach

Superior network

Let’s take a look now at Project Lightspeed and the AT&T U-verse suite of services, which are critical to our ability to compete with the cable companies.

We’ll deliver IPTV, High Speed Internet Access and consumer VoIP service over the Project Lightspeed network.

Project Lightspeed is exactly the right strategy at exactly the right time.

Initial Build

Homes Passed

[CHART]

•      18M FTTN and FTTP homes passed by end of 2008 as part of the expected initial build

•      One superhub office is operational; second will be completed by early 2007

•      VHO for San Antonio complete; 15 – 20 additional offices to be built in 2006

•      Fiber deployment, network conditioning under way; electronics are being placed across landline footprint

Here’s our build-out timetable…

Controlled Market Entry

Start date:	More than 200 channels
December ‘05
Hundreds of hours of VoD content
Location:
San Antonio	DVR capabilities

Starting with:	Fast channel change
limited neighborhoods, ramping to more as we scale
Interactive program guide

High-speed Internet access up to 6 Mbps

We launched on a controlled basis in San Antonio in December 2005…

Scaled Launch

More Markets, More Features

•      Product to scale to 15–20 markets by end of ‘06

•      3 SD streams and 1 HD stream

•      Significant increase in VoD hours

•      More than 300 channels

•      45 music channels

•      HD channels

•      Whole-home DVR

•      Interactive applications

•      Parental controls

•      Multiple product packages available

Future options include: remote-access capabilities, consumer VoIP, multiple-camera-angle and picture-in-picture functionality, one-touch access to personalized information, My Photos channel

And here’s the timetable for our controlled market entry.

Our service will not only be competitive with cable, it will be superior.

Stay tuned for lots more on this in the months ahead.

This is our future and it’s tremendously exciting.

Cingular Wireless:
Strong Record of Achievement

Monthly Churn	Net Adds

[CHART]	[CHART]

18.5 Million 2005 Gross Adds

[LOGO]	[LOGO]

Now let’s take an in-depth look at what Cingular Wireless has accomplished in the two years since we acquired AT&T Wireless.

Cingular has worked to produce the best operational and financial metrics in the industry.

We’re unlocking the value of our assets, and we see it in these metrics:

•      We ended 2005 with monthly churn of 2.1 percent, the lowest in Cingular’s history.

•      We continue to lead in gross adds.  Cingular is a selling machine and nobody comes close to our performance in this area.

•      We’ve recorded nearly 7 million net adds since the AT&T Wireless acquisition -- better than Wall Street forecasts (through 2005).

Leader in Cellular/PCS Spectrum

Cingular Licensed Coverage Area (294 Million POPs)	Cellular/PCS Spectrum Depth (MHz)

[GRAPHIC]	[CHART]

This is made possible by the investments we’ve made in our network.

Cingular has more licensed, ready-to-use spectrum than anyone. We have 220 million covered POPs and our cellular spectrum propagates farther, penetrates deeper and is cheaper to operate than PCS spectrum.

The AT&T Wireless merger is allowing Cingular to reduce fixed costs while improving coverage and signal strength. Our sites are now interconnected, working together and giving customers a much-improved network experience.

In markets with integrated networks we’re seeing impressive results such as:

•      Blocked calls are down 45%.

•      Dropped Calls are down 35%.

•      And voice bit errors – an indicator of voice quality – improved 30%.

Building the Best Network

[CHART]

•      More coverage

•      Better performance

•      Enhanced capabilities

•      Lower costs

Network quality is the single biggest reason customers give for choosing or staying with a wireless carrier.  This is why building the best network is the first of Cingular’s Four Strategic Imperatives.

The other three are:

Provide great customer service, which we’re doing by giving customers and employees better online capabilities, more educational tools and easier ways to access information.

Create unmatched distribution, which we’re doing with new relationships with companies such as RadioShack.

Fourth and last, bring compelling products and services to market, such as Mobile email, Push to Talk and, of course, Rollover minutes.

Wireless/Wireline Convergence

[GRAPHIC]

Business	Seamless Mobility	Consumer	IMS

Leverage heritage AT&T with Cingular business customer base	Dual-mode phone (cellular/Wi-Fi)	AT&T Yahoo! Go Mobile Common portals	True convergence: One architecture across networks

We also continue to work toward seamless mobility – the convergence of our wireless and fixed line networks of our parent companies on a single device.

This technology has significant promise and we are optimistic about the joint products we will deliver.  We’re continuing to test the technology with enterprise and consumer customers.

Consumer convergence has already begun.  One example is the AT&T Yahoo! Go Mobile phone.  This service brings the experience customers now have on their PC with AT&T Yahoo! High Speed Internet to their cell phones.

AT&T Corp. Objectives

Execute flawless integration and capture synergies

Achieve business plan objectives

Optimize legacy AT&T mass market businesses

Excel in enterprise to extend global leadership

Turning to our leadership in business, let’s look at AT&T Corp., which is what we call the organization headquartered in Bedminster, New Jersey.

AT&T Corp. is made up of the pre-merger AT&T consumer and small business organizations as well as the pre-merger SBC and AT&T Enterprise units. Our goals are pretty straightforward. We need to:

•      Execute a flawless integration and capture all synergies

•      Optimize our return on the legacy AT&T Mass Market businesses, and

•      Excel in Enterprise to extend our global leadership

Success is crucial because this unit generates $26 billion in annual revenue.

Execute Flawless Integration and Capture Synergies

Much accomplished …

•      Reorganized, consolidated, integrated

•      Moved to AT&T platforms

•      Identified and are adopting best practices

•      Process excellence across the business

Much remains to be done …

•      Further consolidation, merging, synergies

•      But we are off to a strong start

•      We’ve made strong progress on merger integration and reorganized the business to capture merger benefits by:

•      Consolidating functions where appropriate.

•     Integrating our consumer VoIP business.

•     Moving our Enterprise business to legacy AT&T platforms and product sets.

•     Identifying and adopting best practices in order to drive process excellence.

And, we’ve done this with minimal customer disruption.

•     We still have work to do, to capture all merger synergies:

•     More consolidation within and across the organization.

•     Outlining customer migration plans for more complex services.

•     Completing our plans to realize increased revenue synergies.

Bottom line: We’ve had an outstanding start, thanks to the talent and skill of the people working on all these initiatives.

Meet Enterprise Customer Expectations

•      Full range of services

•      Service/support – global consistency

•      Visibility, control, automation and reliability

•      Integrated mobility services

•      Services flexibility

•      Value-added capabilities

•      Trusted partner

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•      Enterprise is a $90 billion market, with growth projections from analysts that range from 9% to 15%. It’s where we can offset the decline in legacy services, and capitalize on our capabilities as a global networking services provider and IP leader.

•      Enterprise customers want:

•      A full range of services.

•      Global service and support.

•      High levels of visibility, control, automation, reliability.

•      Mobility services integrated as part of an overall solution.

•      Flexibility in service offers, management services, bandwidth options.

•      Innovative value added capabilities.

•      And a trusted partner and an extension of their IT department to help them transform their own businesses with network-based solutions

•      Bottom line…they are a demanding bunch and what we do is critical to their success. We’re not just a set of pipes; networking is the “lifeblood” of today’s enterprises.

Enterprise Strengths

Superior IP network

Industry-Leading portfolio

Unsurpassed global care and support

High-Quality, highly automated service delivery platforms

Superior innovation capability – our combined labs

•      AT&T is well-positioned to meet these needs because we have:

•      Superior infrastructure that can provide the full array of services, from local to global.

•      An industry-leading product portfolio, with unrivaled breadth and depth.

•      Unsurpassed global care and support.

•      High-quality, highly-automated service delivery platforms.

•      At AT&T Labs, a superior capability to innovate and bring “business-relevant” solutions to our customers.

•      We are especially strong when it comes to our network, which consists of:

•      410,000 fiber route miles.

•      30 Internet Data Centers on 4 continents.

•      Dedicated MPLS access from over 1,550 nodes serving 127 countries.

•      Wired Ethernet from over 1,600 access points in 17 countries.

•      The network handles 5.1 petabytes of traffic on an average business day.

•      Customers receive service through a global 24X7 customer care operation that is first rate.

Taking New Technologies to Market

Business Development team created to take new technologies and develop lines of business outside the core

Get to market – quickly

Integrate back into the core if it’s a winner

The new AT&T has a Business Development group that is charged with taking new and emerging technologies and building new lines of business outside of the core business…with a heavy emphasis on speed.  Later, once it’s clear that we have a winner, integration back into the core business will take place.

The thought behind the creation of this Business Development function is that the core business has its hands full with DSL, IPTV and other big initiatives.

As a result, newer and emerging technologies and applications may naturally fall to the bottom of the priority list…or even off the priority list…and therefore, we may miss some good opportunities.

So this group’s role is very clear – to find the most promising new technologies and bring them to market quickly.

Business Development Gains Momentum

Brought together a top-notch, experienced team from legacy AT&T and SBC

Searched AT&T and SBC labs and found valuable existing technology and new product platforms

Screened the outside market for new ideas and partnerships

Took the best ideas and implementing fast with first launches starting this month

The group spent its early days creating a list of projects to pursue.  After quickly searching the labs and other organizations for existing technology and identifying hot market trends, it did not take long to develop a short list of opportunities to pursue.

We are taking the best ideas we can find and moving quickly towards implementation.  Let’s look at a few of these opportunities.

Evaluating Dozens of Ideas

Speech-to-text applications

Video telephony

Fixed wireless broadband

Content management

PC backup and data storage	RFID services

Advanced network integration services

Satellite broadband service

Office in a box	Online digital video storage

They include filling in our broadband footprint in some areas via an agreement with a small, nimble wireless broadband provider…reaching rural customers with satellite broadband…finding the easiest ways to bring broadband and other bundled services to strategic out-of-region markets…helping customers share videos over the Internet…delivering big-company telecom capabilities to small businesses…and these are just for starters.

We’re also looking at dozens more ideas, some of which are listed on this slide….and we’ll continue to evaluate countless new opportunities over the coming months.

2006 External Affairs Priorities

BellSouth Merger	[GRAPHIC]

Video Freedom	[GRAPHIC]

Pricing Freedom	[GRAPHIC]

USF/ICF Reform	[GRAPHIC]

Now, let’s take a look External Affairs priorities for 2006.  Our EA team has four clear priorities for the year: Get the Bellsouth merger approved … get video and pricing freedom … and reform the Universal Service Fund and Intercarrier Compensation Forum.

The AT&T/BellSouth Merger

Pro Forma Ownership

[CHART]

•                  AT&T to acquire 100% of BellSouth (BLS)

•                  All-stock transaction

•                  Fixed exchange ratio

•                  1.325 AT&T shares for each BellSouth share

Let’s talk about the BellSouth merger.

We considered the possible acquisition/merger of BellSouth from time to time for many years.

We waited until the time was right.

On Feb. 10, the two chairmen met and discussed the possible exchange rate.

On Feb. 16, the two companies signed a nondisclosure agreement and began its due diligence and merger agreement negotiations.

On March 4, a contract was signed.

Regulatory Approvals

•                  DOJ & FCC

•                  State approvals

•                  Six (6) BLS states
(FL, LA, NC, MS, KY, TN)

•                  Twelve (12) Non-BLS states
(AZ, DE, FL, HI, MA, NH, NJ, PA, UT, VT, WV, WY)

•                  State notices

•                  Three (3) BLS states
(SC, GA, AL)

•                  Eleven (11) non-BLS states

•                  International

•                  Germany, Norway

•                  U.K. – Asserting no jurisdiction

•                  BLS cable franchises

•                  19 municipal cable franchises

The  necessary approvals and notices needed for merger closure are all listed here.

Big Numbers in Directory

•                  World’s largest print and online directory publisher ($3.7B) – and growing

•                  Our business is “directional” advertising

•                  Products offer solid value for customers (12:1 ROI)

•                  This market is projected to grow nearly 40% by 2010*

“Directional” Advertising

[CHART]

*Source: Kelsey Group

Now let’s take a look at some of our other operations, starting with Directory.

AT&T Yellow Pages is the largest directory publisher in the world in terms of revenue, with more than 700 directories and more than 110 million copies distributed. Once we merge with BellSouth, our combined Yellow Pages business will publish 1,200 directories in 22 states, and Yellow Pages alone will have $3.5 billion in net income.

Yellow Pages directories and YELLOWPAGES.COM represent the highest percentage of local searches in the market. About 90 percent of print users make a purchase, and 70 percent of Internet Yellow Pages users contact a merchant.

To continue industry leadership, our print business must stay strong because consumers prefer print. We need every AT&T employee to help promote our books. When you do business with one of our advertisers, tell the owner you found them in the AT&T Yellow Pages.

Leadership in Directory

•                  We’ve taken the lead

•                  No. 1 Internet Yellow Pages network, surpassing Verizon’s SuperPages

•                  Right traffic deals, right partnerships

•                  Right products

•                  National advertising campaign

[CHART]

We also need to continue growing our online presence via YELLOWPAGES.COM, our joint venture with BellSouth.

Since we launched last fall, we’ve become the No. 1 Internet Yellow Pages network with more traffic than any other similar competitor.

We’ve made the right traffic and partnership deals with players like AOL, Switchboard and Yahoo! We offer a full portfolio of solutions from Web sites for small businesses to guarantees for the number of searches advertisers can expect.

We are making YELLOWPAGES.COM a bookmark on Cingular Wireless phones to expand wireless usage.

And we also rolled out a national ad campaign this year with the humorous “Need Something?” tagline.

Telmex: Investment in Latin America

[LOGO]

[GRAPHIC]

•                  Largest wireline provider in Mexico

•                  18.4M access lines

•                  Operates in 7 countries

•                  AT&T ownership 8.31%

Now let’s look at AT&T’s international investments.

Over the past few years, we’ve monetized many overseas investments to fund growth initiatives … but we still have strategic relationships with two strong companies in the Latin and South America region.

Telmex is the leading fixed network provider in Mexico with almost 20 million access lines. It also has operations in seven Latin American countries, largely as a result of efforts to expand its footprint over the past 18 months.

América Móvil: Investment in Latin America

[LOGO]

[GRAPHIC]

•                  5th largest wireless provider in the world

•                  93.3M subscribers

•                  Operates in 14 countries

•                  AT&T ownership 7.93%

América Móvil, originally the wireless unit of Telmex, was spun off in 2000. It’s now the largest wireless operator in the region – and the fifth largest in the world – with almost 95 million subscribers.

Telmex and América Móvil are acquiring Verizon’s interests in phone companies in Venezuela, Dominican Republic, and Puerto Rico. The deal will give the company the dominant presence in the Caribbean's two largest markets and a presence in Venezuela, one of the few remaining South American countries where we’re not yet represented.

In 1990, we invested $963 million in these companies, and as of March 31 that investment is worth roughly $7 billion. Last year alone, these investments delivered $377 million in operating income, and we realized cash dividends of almost $158 million.

The value created from our holdings since our initial investment has increased a staggering 931 percent.

Leadership is in Sterling’s DNA

Sterling Commerce is the only IT supplier ranked by industry analyst firm Gartner as a LEADER in three key areas …

•      Leader in B2B Gateway (February 2006)

•      Leader in Integration as a Service (January 2006)

•      Leader in Integration Backbone (April 2005)

In the world of business-to-business e-commerce, Sterling Commerce is a recognized leader.

Sterling’s software helps businesses connect employees within the enterprise and then connects the enterprise with suppliers, distributors, strategic partners and customers.

Sterling applications help manage supply chains, generate purchase orders and invoices, transmit financial data and more – all in a simple, secure and cost-efficient way. In fact, virtually every transaction that is moved electronically through banks in the U.S. and Europe relies on Sterling Commerce solutions, and Sterling is a trusted supplier to 73 percent of the Fortune 100 and 70 percent of the Fortune 500, serving nearly 30,000 customers in the U.S. and abroad and in virtually every industry.

Industry analyst firm Gartner ranks Sterling as leader in B2B software, integration as a service, and application integration. No other vendor in this space, including SAP, Oracle and Microsoft, is listed in Gartner’s so-called Magic Quadrant in all three areas.

Sterling serves some of the same customers we also serve in the global and enterprise space. Since the merger closed, we’ve been working on cross-selling services from both Sterling and AT&T Enterprise, by putting together hosting and software solutions packages with services from both groups.

The New AT&T Workforce

[CHART]

Prior to our merger, AT&T and SBC had been taking aggressive steps to reduce headcount.

Both companies had an ongoing process to match workforce to load and capitalize on efficiencies.

We closed on the merger in November and at the end of the year had a combined workforce of about 189,000.

Of course, change is the constant in our business.  And if all goes well, a year from now the even “newer” AT&T will have more than 300,000 employees.

In HR, we’re always looking at these changing workforce dynamics as we assess training and benefit needs.  They’re important too as we integrate HR policies and practices.

We continue to have a goal of providing competitive compensation and benefits packages that will help us attract and retain the best people in our industry.

Health Care: Managing to Win

Health cost containment is a strategic imperative

•                  Competitive benefits package

•                  New consumer-driven health care plan for management

•                  Dependent Eligibility Review saved millions

•                  Continue to work with legislative and regulatory officials, other companies and labor leaders toward public policy reform

Controlling health care costs remains a strategic imperative.

The new consumer-driven health care plan introduced for pre-merger SBC employees should help us manage costs even further.  At the same time, it continues good medical coverage for employees, promoting both preventive care and Health Savings Accounts.

Additionally, a dependent audit conducted among SBC employees prior to the merger took 15,000 ineligible dependents for a savings of some $20 million dollars a year.

So, with the help of our employees, we’ve done a lot to hold down costs … while continuing to provide competitive benefits. And we pledge to continue doing both.

We’re beginning to see a plateau as some of our cost-containment efforts take hold.  But with costs running in this $4 billion range, this is too large an issue for us to let down our guard.

AT&T Benefits Integration

Goals:

•                  Largely common benefits for active and certain retired managers 1/1/07 (non-management benefits continue to be covered by the current contracts)

•                  Common management compensation plan

•                  Moving legacy T domestic employees onto the legacy S payroll system

•                  Common set of HR policies such as vacation, tuition assistance and service recognition programs

While we made some immediate changes upon completion of our merger, many HR policies and processes remain unchanged.

Initially, we:

•     Moved AT&T managers to Career Path, our online career management process

•      We created and deployed training programs, especially for merged teams like sales

•      And we reorganized our HR structure to follow the new client structure.

Meanwhile, there’s been an ongoing process to evaluate and review all polices and practices with a goal of consolidating many of them by the first of next year.

Among the consolidation goals are:

•     Standardization across most management benefits and compensation plans and the surplus process.

•     Moving everyone to the legacy SBC payroll system

•      And standardizing policies such as vacation, tuition and service recognition

We’ll also determine how we can streamline our providers and … where feasible … realign third-party contracts.

This is an area where many employees would like more clarity and we’re working to get answers as quickly as we can.

The New AT&T

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•                  Substantial opportunity

•                  Premier assets

•                  World-class brand

•                  Strong balance sheet

•                  A time for commitment

•                  A time for execution

To summarize, welcome to the new AT&T:

•      We are part of a company with a tremendous amount of opportunity ahead of us.

•      We have all the pieces necessary to be successful.  And now is the time for us as the leadership team to commit to delivering value for our shareowners.

•      We have the industry’s premier assets.

•      We have a world-class brand, and a strong balance sheet.

•      We have solid operational plans.

•      We have what it takes to execute and deliver a return to revenue growth … adjusted double-digit EPS growth … and strong cash flow.

•      And as we do that, the new AT&T will not only be a great company … we will also be a great stock, and a very good investment for our shareowners.